Exhibit 3.1
TESORO CORPORATION
Certificate of Amendment
to
Restated Certificate of Incorporation
     Tesoro Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:
     First: That the Board of Directors of the Company, at a meeting held on February 2, 2006, unanimously adopted a resolution proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation, as heretofore amended, of the Company:
     The first paragraph of Article IV and subsection (A) of Article IV of the Restated Certificate of Incorporation, as heretofore amended, of the Company shall be deleted in their entirety and the following subsection (A) of Article IV shall be inserted in lieu thereof:
     "(A) The total number of share of all classes of stock which the Corporation shall have the authority to issue is Two Hundred Five Million (205,000,000) shares, of which Two Hundred Million (200,000,000) shares will be Common Stock, par value $0.16 2/3 per share, and Five Million (5,000,000) shares will be Preferred Stock with no par value.”
     Second: That at an Annual Meeting of Stockholders held on May 3, 2006, the holders of a majority of all of the outstanding stock entitled to vote on such amendment have given their approval to such amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.
     In Witness Whereof, the Company has caused this Certificate to be signed by Charles S. Parrish, Vice President, General Counsel and Secretary, this 4th day of May, 2006.

TESORO CORPORATION
By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary